ANNUAL MEETING OF SHAREHOLDERS
Montreal, Quebec
February 25, 2010
OFFICIAL VOTING RESULTS
The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on February 25, 2010. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.
The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank, FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular, and FOR an advisory resolution on executive compensation approach.

1.	Appointment of Auditors
Ernst & Young LLP was appointed as the auditors of the Bank.

Votes For		Votes Withheld
192,748,039	99.67%	645,140	0.33%

2.	Election of Directors
Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

Nominee	Votes For		Votes Withheld
Brent S. Belzberg	190,509,604	98.55%	2,806,075	1.45%
Jalynn H. Bennett	189,748,474	98.15%	3,567,205	1.85%
Gary F. Colter	191,503,442	99.06%	1,812,237	0.94%
Dominic D’Alessandro	190,921,472	98.76%	2,394,207	1.24%
Patrick D. Daniel	190,309,595	98.44%	3,006,084	1.56%
Luc Desjardins	190,476,865	98.53%	2,838,814	1.47%
Gordon D. Giffin	188,124,837	97.31%	5,190,842	2.69%
Linda S. Hasenfratz	190,526,572	98.56%	2,789,107	1.44%
Nicholas D. Le Pan	191,488,936	99.06%	1,826,743	0.94%
John P. Manley	190,119,199	98.35%	3,196,480	1.65%
Gerald T. McCaughey	190,523,986	98.56%	2,791,693	1.44%
Jane L. Peverett	190,748,280	98.67%	2,567,399	1.33%
Leslie Rahl	182,066,186	94.18%	11,249,493	5.82%
Charles Sirois	189,615,608	98.09%	3,700,071	1.91%
Robert J. Steacy	190,314,141	98.45%	3,001,538	1.55%
Ronald W. Tysoe	187,203,013	96.84%	6,112,666	3.16%

3.	Advisory Resolution on Executive Compensation Approach

Votes For		Votes Against
179,621,301	92.89%	13,754,845	7.11%

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

4.	Proposal No. 1
It is proposed that the board of directors submit to the vote of shareholders more nominees than there are vacancies on the board of directors.

Votes For		Votes Against
5,207,907	2.69%	188,177,413	97.31%

5.	Proposal No. 2
It is proposed that the annual report and the management proxy circular disclose the “equity ratio” between the total compensation of the chief executive officer on the one hand, the total compensation of the five designated executives on the other hand, the total compensation of the five designated executives on the other hand, and average total employee compensation.

Votes For		Votes Against
12,970,336	6.71%	180,415,627	93.29%

6.	Proposal No. 3
Be it resolved that CIBC provide a report to shareholders within 6 months describing the extent to which the bank is exposed to tax haven countries. The report shall include an assessment of material financial, regulatory and reputational risks associated with subsidiaries in tax haven countries.

Votes For		Votes Against
17,647,183	9.13%	175,739,217	90.87%